January 3, 2018
Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare & Insurance
Washington, D.C. 20549

RE: Response to December 20, 2017 Comment Letter

Dear Mr. Wyman:
I am responding to the Commission’s letter to me dated December 20, 2017 with respect to Atlas Financial Holdings, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2016 as filed on March 13, 2017 with the File No.: 001-35816.
Set forth below is our response to the staff’s comment. For the convenience of the staff we have included the staff’s comment herein.
Staff Comment
Notes to Consolidated Financial Statements
14. Share Capital, page 99

In 2016, you redeemed or canceled outstanding preferred shares previously issued as contingent consideration under the Gateway and Anchor acquisitions, resulting in "expense recovery" income of $6.3 million. However, guidance in ASC 805-30-35-1 states that except for measurement period adjustments, subsequent settlement of contingent consideration classified as equity shall be accounted for within equity, and guidance in ASC 805-10-25-14 limits the measurement period to one year after the acquisition date. Please explain the apparent inconsistency between this guidance and your accounting treatment for these settlements and refer us to the technical guidance upon which you relied.

Response
There were two separate transactions that occurred in 2016 which impacted outstanding preferred shares of Atlas Financial Holdings, Inc. (“Atlas” or the “Company”):

1)
The Company settled remaining items from a January 2013 stock purchase agreement with a total impact of $2.3 million. These items were linked to fair value assessments of contingent estimates with the previous owners of Gateway Insurance Company (“Gateway”) (acquired by Atlas in January 2013); and

2)
The Company had a change in its fair value estimates totaling $4.0 million related to the outstanding claim reserves of Global Liberty Insurance Company of New York (“Global”)(acquired by Atlas in March 2015).

CHICAGO NEW YORK ST. LOUIS
953 American Lane, 3rd Floor | Schaumburg, IL 60173 | 847.472.6700 | www.atlas-fin.com

In both acquisitions, preferred shares were issued at closing at an agreed value of $1.00 per share as a component of the overall consideration paid. The intent of issuing these preferred shares was to create a financial hold back (for Atlas’ benefit) that should the fair value of estimates at the acquisition date change the Company would have the ability to effect the amount of preferred stock issued based on the changes to these estimates. Although the per share valuation of the preferred shares was not considered contingent (and remained consistent while being outstanding at $1.00 per share), the number of shares issued and outstanding could vary based on the changes to the opening balance sheet estimates for claims reserves according to the terms set forth in each stock purchase agreement.

With respect to the Gateway adjustment as indicated in item 1) above, there are two components which make up the $2.3 million income statement impact. The first relates to changes in the pre-acquisition claims reserve estimates and the second relates to the fair value of pre-acquisition deferred tax assets (DTA) which were settled during Q3 of 2016.
First, Atlas initially issued 2 million preferred shares at and agreed value of $1.00 per share for a total value of $2 million to the seller of Gateway. Per the stock purchase agreement, the amount of the preferred share consideration was subject to adjustment based upon the ultimate resolution of certain pre-acquisition contingent asset (DTA) and liability (claim reserves) estimates. During the years subsequent to the acquisition, Atlas experienced an overall net reduction in claim reserves of $538,560 ($940,500 reduction reported in Q1 2015 and a $401,940 increase in Q1 2016) related to the opening balance sheet fair value of the Gateway claim reserve estimates and issued an additional 538,640 preferred shares at an agreed value of $1.00 per share corresponding to this change. Since the overall net reduction of $538,640 was related to the estimated liabilities on the Company’s books, Atlas reported both the $940,500 (as reported in our Q1 2015 Form 10-Q) and the $401,940 (as reported in our Q1 2016 Form 10-Q) as changes in claims reserve estimates (in the “Net claims incurred” line in the income statement) and the offsetting change in consideration (in the “Expenses (recovered) incurred pursuant to Gateway stock purchase agreement” line in the income statement).
Second, the Gateway stock purchase agreement provided a potential benefit to the seller if Atlas utilized any deferred tax assets on Gateway’s books at the time of acquisition for the 20 years following the acquisition date. As a result, at the date of acquisition Atlas recorded the gross value of Gateway’s DTA’s as well as an allowance against its DTA’s in the amount equal the seller’s potential future benefit, thus leaving the net remainder of the DTA to be the amount that the Company would retain. During Q3 of 2016 the Company and the seller of Gateway agreed to settle this component of the Gateway stock purchase agreement. As a result of this settlement, the Company reported an increase in the estimated deferred tax asset in the amount of $1.9 million (as reported in our Q3 2016 Form 10-Q). This amount was settled in cash, and no preferred shares were impacted as a result of this portion of the settlement.
The total 2016 income statement impact related the Gateway was $2.3 million ($0.4 million related to the change in estimates of the claims reserves and $1.9 million related to the change to the DTA).
On September 30, 2016 Atlas redeemed (paid in cash) for $1.00 per share all 2,538,560 outstanding preferred shares issued to the previous owners of Gateway, for a total of $2,538,560, and subsequently canceled these shares.
With respect to the Global adjustment as indicated in item 2) above, the entire $4.0 million adjustment reported in the income statement was related to the change in the claim reserve estimates as of December 31, 2016. Similar to the Gateway acquisition, Atlas initially issued 4,000,000 preferred shares at an agreed value of $1.00 per share for a total value of $4.0 million to the seller of Global. The Global adjustments were reported in both the “Net claims incurred” and the “Expenses (recovered) incurred pursuant to stock purchase agreements” line in the income statement of its Form 10-K for the Year ended December 31, 2016. As a result of this adjustment to the claim reserve estimates, Atlas canceled the 4,000,000 preferred shares corresponding to the $4.0 million hold back consideration related to the Global acquisition pursuant to the terms of the Global stock purchase agreement and subsequently canceled these shares.

THE ATLAS GROUP OF COMPANIES

The Company applied the guidance in 805-30-35-2 which indicates changes in fair value of contingent consideration related to liabilities (claim reserve estimates) shall be recognized in earnings since these re-estimations occurred subsequent to the measurement period. The Company’s position is that the contingency lies with the fair value of the claim reserves and not the fair value of the preferred shares. The preferred shares were the means by which to pay for change in the fair value of the claim reserves. The preferred shares, as indicated in their respective stock purchase agreements, were tied to the performance of claim reserves that were recorded at the dates of these acquisitions.  Any increase or decrease in these estimates would trigger either a claw-back of hold-back consideration (the preferred shares) in the case of an increase in claim estimates or additional consideration (preferred share issuance) should there be a decrease in claim estimates.
Please let us know if you require additional information or support in this regard.

Sincerely,
/s/ Paul A. Romano

Paul A. Romano
Vice President and Chief Financial Officer
(847)700-8603
promano@atlas-fin.com

THE ATLAS GROUP OF COMPANIES